May 19, 2015

Evolent Health, Inc.

Registration Statement on Form S-1

File No. 333-203852

Dear Ms. Gowetski:

On May 18, 2015, Evolent Health, Inc. filed with the Securities and Exchange Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-203852) (the “Registration Statement”).

Four copies of certain changed pages that are marked to show certain proposed changes from Amendment No. 1 to the Registration Statement are enclosed for your review.

Please contact me at (212) 474-1131 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

William V. Fogg

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encls.

Copy w/encls. to:

Rahul Patel

Howard Efron

Robert Telewicz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jonathan Weinberg

General Counsel

Evolent Health, Inc.

800 N. Glebe Road, Suite 500

Arlington, Virginia 22203

BY EDGAR; FED EX

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